UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COMSCORE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

Charter Communications Inc.

400 Washington Blvd.

Stamford, Connecticut 06902

Telephone: 203-905-7801

Attention: Jennifer A. Smith

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Charter Communications, Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,631,889(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,631,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,889(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.02%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred restricted stock units (“RSUs”) and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock (“Preferred Stock”).

(2)	Calculated based on 4,889,646 shares of Common Stock outstanding as of July 24, 2024, based on information provided by the Issuer as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.

1.	Names of Reporting Persons CCH II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,631,889(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,631,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,889(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.02%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock.

(2)	Calculated based on 4,889,646 shares of Common Stock outstanding as of July 24, 2024, based on information provided by the Issuer as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.

1.	Names of Reporting Persons Charter Communications Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,631,889(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,631,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,889(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.02%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock.

(2)	Calculated based on 4,889,646 shares of Common Stock outstanding as of July 24, 2024, based on information provided by the Issuer as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.

1.	Names of Reporting Persons Spectrum Management Holding Company, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,631,889(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,631,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,889(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.02%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock.

(2)	Calculated based on 4,889,646 shares of Common Stock outstanding as of July 24, 2024, based on information provided by the Issuer as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.

1.	Names of Reporting Persons Charter Communications Holding Company, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,631,889(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,631,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,889(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.02%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock.

(2)	Calculated based on 4,889,646 shares of Common Stock outstanding as of July 24, 2024, based on information provided by the Issuer as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1” or “Statement”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2021. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Schedule 13D is amended to incorporate, at the end thereof, the information contained in or incorporated into Item 4 of this Statement.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is amended to incorporate the following at the end thereof:

On July 24, 2024 (the “Issuance Date”), comScore, Inc. (the “Company”) issued 13.3 million additional shares of Series B Convertible Preferred Stock, par value $0.001 (“Preferred Stock”) to the existing holders of Preferred Stock (the “Issuance”) in exchange for cancellation of the Company’s obligation to pay accrued dividends totaling $32.8 million to such holders for annual dividend periods ended in 2023 and 2024. As of the Issuance Date, the additional shares of Preferred Stock were convertible into approximately 0.7 million shares of the Company's Common Stock, par value $0.001 (“Common Stock”), representing an effective conversion price of $49.438 per share for the canceled dividend obligation, a substantial premium to the current trading price of the Common Stock.

The additional shares of Preferred Stock have the same terms and conditions as the Preferred Stock previously issued by the Company, including that holders are entitled to cumulative dividends at a rate of 7.5% per annum, payable annually in arrears and subject to increase under certain circumstances. As previously disclosed, this rate was increased in 2023 and 2024 in connection with prior deferrals of the Company’s dividend obligation for such years, resulting in a rate of 9.5% per annum on the deferred dividend balance. Upon issuance of the additional Preferred Stock on July 24, 2024, the dividend rate returned to 7.5% per annum for all outstanding Preferred Stock.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5(a)-(c) of the Schedule 13D is amended and restated as follows:

(a)	The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,631,889 shares of Common Stock, inclusive of 31,928,301 shares of Preferred Stock which are convertible into 1,603,578 shares of Common Stock, (i.e., convertible on a one-to-one basis (i) as adjusted to reflect the 1-for-20 reverse stock split effected on December 20, 2023 and (ii) as such amount is increased in respect of dividends that have accrued since June 30, 2024, which is not reflected in the reported securities) and 28,311 deferred RSUs. Such shares of Common Stock represent approximately 25.02% of the Company’s outstanding Common Stock, assuming settlement of the deferred RSUs and the exchange of all Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act.

(b)	Charter Communications Holding Company, LLC, a Delaware limited liability company (“Charter Holding Company”) is the record holder of the 31,928,301 shares of Preferred Stock and has the right to receive 28,311 shares of Common Stock to be issued in settlement of deferred RSUs granted by the Issuer in respect of David Kline’s and Jeffrey Barratt Murphy’s service on the Issuers board of directors. Spectrum Management Holding Company, a Delaware limited liability company (“Spectrum Holdings”) is the controlling parent company of Charter Holding Company. Charter Communications Holdings, LLC, a Delaware limited liability company (“Charter Holdings”) is the controlling parent company of Spectrum Holdings. CCH II, LLC, a Delaware limited liability company (“CCH II”) is the controlling parent company of Charter Holdings. Charter Communications, Inc., a Delaware corporation (“Charter Parent”) is the controlling parent company of CCH II.

As a result of the foregoing ownership and relationships, each of Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the reported securities directly held by Charter Holding Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership (other than Common Stock held directly by such Reporting person) is expressly disclaimed by each such Reporting Person.

(c)	Except as reported in Item 4 hereof, the Reporting Persons have not engaged in any transactions in the Common Stock during the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Schedule 13D is amended to incorporate the following at the end thereof:

Amended and Restated Stockholders Agreement

In connection with the Issuance, the Stockholders Agreement (the “Original Stockholders Agreement”) was amended and restated on July 24, 2024 (the “Amended Stockholders Agreement”), by and among the Company and Charter Holding Company, Liberty Broadband Corporation and Pine Investor, LLC (collectively, the “Stockholders”).

The Original Stockholders Agreement provided Stockholders with the right to require the Company to pay a one-time dividend (the “Special Dividend”) equal to the highest dividend the Board determines can be paid at the time subject to certain limitations. Under the Original Stockholders Agreement, if an aggregate $100 million of Special Dividends and Annual Dividends (as defined in the Certificate of Designations, as amended) have been paid on the Preferred Stock, the Company is required, subject to certain limitations, to use any remaining amount of the Special Dividend to pay a pro rata dividend on the Common Stock (with the Preferred Stock participating on an as-converted basis). The Amended Stockholders Agreement clarified that the $100.0 million Special Dividend threshold is reduced by $32.8 million, equal to the aggregate liquidation preference of the additional Preferred Stock issued in the Issuance. Immediately following the Issuance, and taking into account Annual Dividends previously paid, the current Special Dividend threshold is $47.0 million.

Under the Original Stockholders Agreement, subject to certain conditions, each Stockholder agreed to vote, or provide a written consent or proxy with respect to, its Voting Stock (as defined in the Original Stockholders Agreement) (a) in favor of each Stockholder's director designees, and (b) in a neutral manner in the election of any directors nominated by the Board for election who are not designees of a Stockholder. The Amended Stockholders Agreement clarified that the additional shares of Preferred Stock issued in the Issuance, as well as any Preferred Stock or Common Stock that may be issuable in the future as dividends pursuant to the Certificate of Designations, as amended, are subject to this obligation. In addition, the Amended Stockholders Agreement provided that to the extent any outstanding shares of Common Stock held by a Stockholder as of the Issuance Date would otherwise cause the aggregate voting power of all Voting Stock held by the Stockholders to exceed 49.99% on the record date for any vote, such Stockholder will vote, or provide a written consent or proxy with respect to, such Common Stock in a neutral manner on all matters upon which such Stockholder is entitled to vote, with such provision to expire when the aggregate voting power of the Stockholders ceases to exceed 49.99%. As previously disclosed, the Certificate of Designations, as amended, already provides for neutral voting on all matters with respect to Preferred Stock that exceeds 16.66% per Stockholder or 49.99% in aggregate on an as-converted basis.

Subscription Agreements

On July 24, 2024, the Company and each Stockholder entered into a Subscription Agreement (collectively, the “Subscription Agreements”), relating to the issuance and sale of additional shares of Preferred Stock on the terms and subject to the conditions set forth in the Subscription Agreements (such shares, the “Additional Series B Shares”). The Subscription Agreements provide the Stockholders with registration rights with respect to the Additional Series B Shares and the shares of Common Stock issuable upon conversion thereof in accordance with the terms of the Registration Rights Agreement, dated March 10, 2021, by and between the Company and the parties thereto.

The foregoing summaries of the Amended Stockholders Agreement and the Subscription Agreements do not purport to be complete and are each subject to, and qualified in their entirety by, the full text of such agreements, copies of which are attached hereto as Exhibits 5 and 6 and are hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 5	Amended and Restated Stockholders Agreement, dated as of July 24, 2024, by and among comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation and Pine Investor, LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on July 25, 2024) (File No. 001-33520)

Exhibit 6	Subscription Agreement, dated as of July 24, 2024, by and between comScore, Inc. and Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on July 25, 2024) (File No. 001-33520)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2024

CHARTER COMMUNICATIONS, INC.

By:	/s/ Jennifer A. Smith
Name:	Jennifer A. Smith
Title:	Vice President

CCH II, LLC

By:	/s/ Jennifer A. Smith
Name:	Jennifer A. Smith
Title:	Vice President

CHARTER COMMUNICATIONS HOLDINGS, LLC

By:	/s/ Jennifer A. Smith
Name:	Jennifer A. Smith
Title:	Vice President

SPECTRUM MANAGEMENT HOLDING COMPANY, LLC

By:	/s/ Jennifer A. Smith
Name:	Jennifer A. Smith
Title:	Vice President

CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

By:	/s/ Jennifer A. Smith
Name:	Jennifer A. Smith
Title:	Vice President